

Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Individual Principal has been removed in Schedule A: Helena Ildiko Saxon

- Individual Principal has been removed in Schedule A: Sven Olov Nyman

- Individual Principal has been added in Schedule A: Jan Erik Back

- Individual Principal has been added in Schedule A: Eva-Kristiina Lindholm Ispahani

- Individual Principal in Schedule A has ownership interest in the applicant: Lars Johan Ottersgard

- Individual Principal in Schedule A has ownership interest in the applicant: Anna-Karin Glimstroem

- Individual Principal in Schedule A has ownership interest in the applicant: Jacob Aarup Andersen

- Individual Principal in Schedule A has ownership interest in the applicant: John Flint

- Individual Principal in Schedule A has ownership interest in the applicant: Svein Tore Holsether

- Address of United States person *applicant* designates and appoints as agent for service of process in Schedule F.

Form 7-R has been amended to reflect updated:

- U.S. Address for the Production of Business Records